AH 3/18/2002



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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37141

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Securities Network Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8199 Robin Hill Road
(No. and Street)

Newburgh (City) IN (State) 47629-0250 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cleo Holder 812-858-6555
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

John Friend and Co., PC
(Name – *if individual, state last, first, middle name*)

2916 E. Morgan Ave. (Address) Evansville (City) IN (State) 47711 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

AH 3/18/2002

OATH OR AFFIRMATION

I, Cleo Holder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Securities Network Corporation, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TONYA KAY ROLLINS
NOTARY PUBLIC STATE OF INDIANA
VANDERBURGH COUNTY
MY COMMISSION EXP. AUG. 29, 2006

Tonya Kay Rollins
Notary Public

Cleo U Holder, CFP
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST SECURITIES NETWORK CORPORATION

FINANCIAL STATEMENTS

For the Years Ended
December 31, 2001 and 2000

864fs

FIRST SECURITIES NETWORK CORPORATION

CONTENTS

	Page
Auditors' Report on Financial Statements	3
Financial Statements:	
Balance Sheets	4
Statements of Income (Loss)	5
Statements of Changes in Stockholders' Equity	6
Statements of Changes in Liabilities Subordinated to Claims of General Creditors	7
Statements of Cash Flows	8
Notes to Financial Statements	9-13
Supplemental Material:	
Schedules of Operating Expenses	15
Schedule of Other Income (Expenses)	16
Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934:	
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	18
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission	19
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	20

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

Independent Auditor's Report

We have audited the balance sheets of First Securities Network Corporation as of December 31, 2001 and 2000, and the related statements of income (loss), changes in stockholder equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Securities Network Corporation as of December 31, 2001 and 2000, and the result of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of operating expenses on page 15 and the information on pages 18 through 20 is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 15, 2002

FIRST SECURITIES NETWORK CORPORATION

BALANCE SHEETS

	December 31, 2001	December 31, 2000
ASSETS		
Current:		
Cash	$ 7,998	$ 17,257
Commissions receivable	30,663	18,100
TOTAL CURRENT ASSETS	38,661	35,357
Property and Equipment		
Leasehold Improvements	6,512	6,512
Office equipment	62,239	52,462
	68,751	58,974
Less accumulated depreciation	32,989	22,877
	35,762	36,097
Other Assets		
Investments – restricted stock	26,000	26,000
Investments – warrants	20,100	20,100
	46,100	46,100
TOTAL ASSETS	120,523	117,554

FIRST SECURITIES NETWORK CORPORATION

BALANCE SHEETS

LIABILITIES	December 31, 2001		December 31, 2000	
CURRENT:				
Accrued expenses	$	24,530	$	13,828
Accrued payroll taxes		1,042		-0-
TOTAL CURRENT LIABILITIES		25,572		13,828
STOCKHOLDERS' EQUITY				
Common Stock - No Par Value, 1000 shares authorized, 876 shares issued and outstanding		12,248		12,248
Paid In Capital		207,980		179,580
Retained (Deficit)		(125,277)		(88,102)
TOTAL STOCKHOLDER'S EQUITY		94,951		103,726
		120,523		117,554

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF (LOSS)

	Year Ended December 31, 2001		2000	
Revenue	$ 561,450	100.00 %	$ 847,075	100.00 %
Operating Expenses	598,857	106.66	834,125	98.47
Operating Income (Loss)	(37,407)	(6.66)	(12,950)	(1.53)
Other Income (Expenses)	232	.04	(14,892)	(1.76)
(Loss) Before Taxes on Income	(37,175)	(6.62)	(1,942)	(0.23)
Taxes on Income	-0-	0.00	-0-	0.00
Net (Loss)	(37,175)	(6.62)	(1,942)	(0.23)
(Loss) Per Share Of Common Stock	(42.44)		(2.22)	

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Year Ended December 31, 2001		
	Capital Stock	Paid In Cap	Retained Earnings
Balances at beginning of year	$ 12,248	$ 179,580	$ (88,102)
Additional paid in capital	-0-	28,400	-0-
Net (loss) for year	-0-	-0-	(37,175)
Balances at end of year	12,248	207,980	(125,277)

	Year Ended December 31, 2000		
	Capital Stock	Paid In Cap	Retained Earnings
Balances at beginning of year	$ 12,248	$ 127,421	$ (86,160)
Additional paid in capital	-0-	52,159	
Net (loss) for year	-0-	-0-	(1,942)
Balances at end of year	12,248	179,580	(88,102)

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

	Year Ended December 31, 2001	2000
SUBORDINATED LIABILITIES	$ -0-	$ -0-
Increase	-0-	-0-
Decrease	-0-	-0-
SUBORDINATED LIABILITIES	-0-	-0-

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2001	Year Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net (Loss)	$ (37,175)	$ (1,942)
Adjustments to reconcile net income (loss) to cash provided by operating activities:		
Depreciation	10,480	10,687
Change in assets & liabilities net of effects of merger with First Financial Network Corp.		
(Increase) decrease in commissions receivable	(12,563)	(16,446)
Increase (decrease) in accrued expenses	10,702	12,505
Increase (decrease) in accrued payroll taxes	1,042	-0-
Loss on retirement of assets	-0-	14,941
Net cash provided by (used in) operating activities	(27,514)	19,745
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	(10,145)	(19,710)
Purchase of Investments – restricted stock	-0-	(26,000)
Purchase of Investments – warrants	-0-	(20,100)
Net cash provided by (used in) investing activities	(10,145)	(65,810)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Additional paid in capital	28,400	52,159
Net cash provided by (used in) financing activities	28,400	52,159
Net increase (decrease) in cash	(9,259)	6,094
Cash at beginning of year	17,257	11,163
Cash at end of year	7,998	17,257

See accompanying auditors' report, summary of accounting policies and notes to financial statements.

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

SUMMARY OF ACCOUNTING POLICIES

First Securities Network Corporation is a closely held corporation located in Evansville, Indiana. They are a broker/ dealer licensed by NASD.

Customer security transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Any marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. Any resulting difference between cost and market would be included in income.

Deprecation is figured on a straight-line basis using estimated lives of seven years for all office furniture and equipment, except computers, which have an estimated life of five years.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE A - FUNDS OR SECURITIES HELD

The Corporation does not hold any customer funds or securities. The Corporation utilizes clearing brokers and others are paid directly to the clearing broker, the mutual fund, or to the limited partnerships.

NOTE B - S CORPORATION - INCOME TAX STATUS

The Company, with the consent of its shareholders, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

See accompanying auditors' report.

FIRST SECURITIES NETWORK CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2001

NOTE C - RELATED PARTY TRANSACTIONS

The principals of the Corporation are shareholders in First Financial Resources Corporation. The facilities occupied by First Securities Network Corporation are leased on a month by month basis payable to a major shareholder amounting to $2,178.59 per month. The total rent paid in 2001 and 2000 was $26,417 and 27,197, respectively. In April 1991, the Corporation became the common paymaster for both of the corporations in which the principals are shareholders. At December 31, 2001 and 2000, nothing was owed to or from the other corporations respectively.

NOTE D - STATEMENTS OF CASH FLOWS

The corporation considers cash and cash equivalents to be cash in bank.

Cash paid during the years for:

	2001	2000
Interest	-0-	-0-
Income Taxes	-0-	-0-

NOTE E - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $12,861 and $21,233, which was $7,861 and $16,233 in excess of its required net capital of $5,000, respectively. The Company's net capital ratio for 2001 and 2000 was 1.99:1 and .65:1, respectively.

See accompanying auditors' report.

NOTE F - CASH FLOW NON- CASH FINANCING ACTIVITIES

In June of 2000, First Financial Network Corporation replaced all of its computer equipment. The unusable equipment was written off at a cost of $38,214. First Securities Network Corporation experienced a loss of $14,942 due to the remaining unrecovered cost of the abandoned equipment. The company expects that the cost of abandonment will equal or exceed the salvage value.

NOTE G - PROFIT SHARING PLAN

In 1998, the Company established a trusteed, contributory profit sharing plan covering substantially all employees. The Company may contribute amounts not in excess of the maximum deduction allowable for income tax purposes. The Company made contributions totaling $-0- and $821, during the years ended December 31, 2001 and 2000 respectively.

NOTE H – PROPERTY AND EQUIPMENT

The major classifications of property and equipment at December 31, 2001 and 2000 consisted of the following:

	2001		2000	
	Cost	Accumulated Depreciation	Cost	Accumulated Depreciation
Furniture and Fixtures	$ 62,239	32,591	$ 52,462	22,643
Leasehold Improvements	6,512	398	6,512	234
	68,751	32,989	58,974	22,877

Depreciation charged to expense for financial statement purposes for the years ended December 31, 2001 and 2000 was $10,480 and $10,687 respectively, which was computed on straight line and accelerated methods.

See accompanying auditors' report.

NOTE I- RESTRICTED INVESTMENTS

As of December 31, 2001, and 2000 First Securities Network Corporation held 2000 shares of restricted common stock in The NASDAQ Stock Market, Inc. Restricted Stock is stock that is not available for sale and is not listed on any stock exchange.

	Purchase Date	Purchase Price
Common Stock	12/08/00	$ 26,000

The market value of this restricted common stock is not readily available.

First Securities Network Corporation also owns a total of 1,500 stock warrants of The NASDAQ Stock Market, Inc. as of December 31, 2001 and 2000. These warrants are restricted and not available for sale. The warrants may be exchanged for common stock of The NASDAQ Stock Market, Inc. on the following schedule:

# of warrants	Redemption Date	Void Date	Exchange Cost per Share	Total Cost
1,500	06/28/02	06/27/03	$ 13.00	$ 19,500
1,500	06/30/03	06/25/04	14.00	21,000
1,500	06/29/04	06/27/05	15.00	22,500
1,500	06/28/05	06/27/06	16.00	24,000
6,000				87,000

The 1,500 warrants have a cost of $20,100, which is the current value. As these are not available for sale nor listed on an exchange, their market value is not readily determinable.

See accompanying auditors' report

NOTE J - ADVERTISING

The company expenses the production cost of advertising the first time the advertising takes place. At December 31, 2001 and 2000, the advertising expense was $30,170 and $ 33,878, respectively.

NOTE K – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the corporation to concentration of credit risk consist principally of trade accounts receivable. The corporation trade accounts receivable are from various investment funds that pay the corporation commission on the investments they place with the funds. The concentration of credit risk arises from all of the accounts receivable being in the financial markets. Also, all of the customers whose funds the corporation is investing are from the Tri-State area of Indiana, Kentucky, and Illinois. As of December 31, 2001 and 2000, the receivables due from these customers was $30,663 and $18,100, respectively.

NOTE L – ARBITRATION

First Securities Network Corporation is currently in legal arbitration with one of its customers. The customer is seeking damages of $170,000, punitive damages of $300,000, and attorney fees. As of the date of these financial statements, there has been no response from the arbitrator on this matter. The claim alleges that the company acted improperly in connection with investments of its customer. The company has filed a response to the allegations denying any impropriety.

**********SUPPLEMENTAL INFORMATION**********

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OPERATING EXPENSES

	Year Ended December 31,			
	2001		2000	
Advertising	$ 30,170	5.37 %	$ 33,878	4.00 %
Broker - dealer fees	3,486	.62	1,275	0.15
Commissions	902	.16	-0-	0.00
Depreciation & amort.	10,480	1.87	10,687	1.26
Donations	337	.06	1,495	0.18
Dues & subscriptions	1,663	.30	3,190	0.38
Federal unemployment tax	456	.08	453	0.05
FICA tax expense	25,724	4.58	29,793	3.52
Insurance	11,924	2.12	10,022	1.18
Libraries	3,228	.57	1,997	0.24
License & fees	560	.10	-0-	0.00
Miscellaneous	206	.04	-0-	0.00
Office supplies	8,334	1.48	9,835	1.16
Postage	9,502	1.69	6,278	0.74
Professional development	2,265	.40	4,275	0.50
Professional fees	6,939	1.24	11,398	1.35
Profit sharing	-0-	0.00	822	0.10
Property tax	-0-	0.00	-0-	0.00
Rent expense	26,417	4.71	27,197	3.21
Repairs and maintenance	816	.15	1,442	0.17
Salaries – officers	356,378	63.47	563,255	66.50
Salaries – other	88,682	15.80	99,796	11.78
State unemployment tax	114	.02	113	0.01
Telephone	9,714	1.73	12,661	1.49
Travel & entertainment	560	.10	4,263	0.50
Total Operating Expenses	598,857	106.66	834,125	98.47

See accompanying auditors' report.

FIRST SECURITIES NETWORK CORPORATION

SCHEDULES OF OTHER INCOME (EXPENSES)

	Year Ended December 31,			
	2001		2000	
Interest income	$ 232	.04 %	$ -0-	0.00 %
Miscellaneous income	-0-	0.00	49	0.00
Loss on abandonment of assets	-0-	0.00	14,941	1.76
Total Other Income (Expenses)	232	.04	14,892	1.76

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
Net capital		
Total stockholder' equity	$ 94,951	$ 103,726
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-0-	-0-
Total Capital And Allowable Subordinated Liabilities	94,951	103,726
Deductions and/or charges:		
A. Non-allowable assets:		
Office equipment	(35,762)	(36,097)
Receivable from broker dealer	(228)	(296)
Investments-restricted stock	(26,000)	(26,000)
Investments-warrants	(20,100)	(20,100)
Net Capital	12,861	21,233
Aggregate indebtedness		
Other accrued expenses and taxes	25,572	13,828
Total Aggregate Indebtedness	25,572	13,828
Computation of basic net capital requirement		
Minimum net capital required by company	5,000	5,000
Excess net capital	7,861	16,233
Ratio: Aggregate indebtedness to net capital	1.99:1	.65:1

FIRST SECURITIES NETWORK CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

	December 31, 2001	December 31, 2000
Reconciliation with company's computation		
Net capital as reported per "FOCUS" report as of December 31	$ 19,086	$ 20,420
Accounts Receivable Adjustment	-0-	813
Accrued expenses adjustment	(5,183)	-0-
Payroll tax adjustment	(1,042)	-0-
Net Capital Per Above	12,861	21,233

FIRST SECURITIES NETWORK CORPORATION
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE COMMISSION

As of December 31, 2001 and 2000 the Corporation was under the exemption provision of SEC Rule 15c3-3 and was in compliance with such conditions as mandated.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
First Securities Network Corporation
8199 Robin Hill Road
Newburgh, IN 47629-0250

In planning and performing our audit of the financial statements of First Securities Network Corporation for the years ended December 31, 2001 and 2000 we considered it's internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by First Securities Network Corporation that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13;(3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transaction are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to further periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities Exchange Commission, the New York Stock Exchange, the National Association of Securities Dealers, Inc. and other regulatory agencies which relay on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



John Friend & Company, P. C.
Certified Public Accountants
Evansville, IN

February 15, 2002